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British Columbia Securities Commission
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We have read the statements made by Lundin Mining Corporation in the Change of Auditor Notice dated September 18, 2006 prepared pursuant to Section 4.11 of National Instrument 51 -102 and included in the information circular and proxy statement of Lundin Mining Corporation ("Lundin") dated September 20, 2006 relating to the proposed business combination of Lundin, and EuroZinc Mining Corporation.

We agree with the statements in the Change of Auditor Notice dated September 18, 2006 except that we have no basis to agree or disagree with the statement that there have been no reportable disagreements between the Corporation and KPMG LIP.

Yours very truly,

Chartered Accountants
Vancouver, British Columbia
September 20, 2006